(As filed January 27, 2004)


                                                                File No. 70-9891


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
            --------------------------------------------------------

                                     POS AMC

                         POST-EFFECTIVE AMENDMENT NO. 4
                                (Amendment No. 7)
                                       to
                           APPLICATION OR DECLARATION
                                       ON
                                    FORM U-1
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            ---------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
               ALLIANT ENERGY RESOURCES, INC. AND ITS SUBSIDIARIES
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

         ALLIANT ENERGY INTEGRATED SERVICES COMPANY AND ITS SUBSIDIARIES
              ALLIANT ENERGY INVESTMENTS, INC. AND ITS SUBSIDIARIES
            ALLIANT ENERGY TRANSPORTATION, INC. AND ITS SUBSIDIARIES
                              200 First Street S.E.
                            Cedar Rapids, Iowa 52401

                          WHITING PETROLEUM CORPORATION
              WHITING OIL AND GAS CORPORATION AND ITS SUBSIDIARIES
                          Mile High Center, Suite 2300
                                  1700 Broadway
                           Denver, Colorado 80290-2300

           (Names of companies filing this statement and addresses of principal executive offices)
              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION

                 (Name of top registered holding company parent)
              -----------------------------------------------------

                         F. J. Buri, Corporate Secretary
                           Alliant Energy Corporation
                              4902 N. Biltmore Lane
                            Madison, Wisconsin 53718

                     (Name and address of agent for service)
              -----------------------------------------------------

          The Commission is requested to send copies of all notices, orders and communications in connection with this Application or Declaration to:

           Barbara J. Swan, General Counsel    William T. Baker, Jr., Esq.
           Alliant Energy Corporation          Thelen Reid & Priest LLP
           4902 N. Biltmore Lane               875 Third Avenue
           Madison, Wisconsin 53718            New York, New York 10022

     Post-Effective Amendment No. 3 (Amendment No. 6) filed in this proceeding on September 18, 2003 is hereby withdrawn. On November 25, 2003, Alliant Energy Corporation ("Alliant Energy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Alliant Energy Resources, Inc. ("AER"), its wholly-owned non-utility subsidiary, announced that AER had completed the initial public offering ("IPO") of substantially all of the common stock of Whiting Petroleum Corporation ("WPC"), the direct parent of Whiting Oil and Gas Corporation. As a result of the IPO and concurrent issuance of common stock by WPC to certain management employees pursuant to its Phantom Equity Plan, AER now holds only 5.76% of the issued and outstanding shares of common stock of WPC. AER currently intends to divest its remaining interest in WPC, subject to market conditions.

     Since WPC is no longer a "subsidiary company" of Alliant Energy within the meaning of Section 2(a)(8) of the Act, the relief requested in Post-Effective Amendment No. 3 is no longer required. Alliant Energy will continue to count its proportionate share of WPC's aggregate investment in "energy-related assets" as of the closing date of the IPO, based on AER's percentage ownership of WPC's common stock, against the authorized limit on such investments under the October 3, 2001 order issued in this proceeding.


                                   SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Post-Effective Amendment filed herein to be signed on their behalves by the undersigned thereunto duly authorized.

                                   ALLIANT ENERGY CORPORATION
                                   ALLIANT ENERGY RESOURCES, INC.

                                   By: /s/ F. J. Buri
                                           -----------
                                   Name:   F. J. Buri
                                   Title:  Corporate Secretary


                                   ALLIANT ENERGY INTEGRATED SERVICES COMPANY
                                   ALLIANT ENERGY INVESTMENTS, INC.
                                   ALLIANT ENERGY TRANSPORTATION, INC.

                                   By: /s/ F. J. Buri
                                           -----------
                                   Name:   F. J. Buri
                                   Title:  Secretary


                                   (signatures continued on next page)

                                   WHITING PETROLEUM CORPORATION
                                   WHITING OIL AND GAS CORPORATION

                           By: /s/ James J. Volker
                                   Name:   James J. Volker
                                   Title:  President and Chief Executive Officer


Date:  January 27, 2004